UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METABASIS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

59101M105

(CUSIP Number)

Charles Berkman

Ligand Pharmaceuticals Incorporated

10275 Science Center Drive

San Diego, CA 92121

(858) 550-7835

Copy to: Hayden Trubitt

Stradling Yocca Carlson & Rauth

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 59101M105	13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons Ligand Pharmaceuticals Incorporated
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (see instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,447,859 (i) (see Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,447,859 (see Item 5)
(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (see instructions)		☐
(13)	Percent of Class Represented by Amount in Row 11 33.2%
(14)	Type of Reporting Person (see instructions) CO

(i)	Includes certain shares issuable upon exercise of warrants and stock options.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Metabasis Therapeutics, Inc. (the “Issuer”), and the principal executive offices of the Issuer are located at 11119 North Torrey Pines Road, La Jolla, CA 92037.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”). Ligand’s principal business is drug discovery and development. The address of the principal business and of the principal office of Ligand is 10275 Science Center Drive, San Diego, California 92121.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Ligand is set forth on Schedule A attached hereto.

During the last five years, none of Ligand or any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Reference is made to the Voting Agreements and to the Merger, each as defined in Item 6 below.

This statement is being filed with respect to the acquisition of shared voting power pursuant to, and with respect to the Shares subject to, the respective Voting Agreements. Ligand did not pay or commit to pay any cash to procure the Voting Agreements. In connection with the Merger, Ligand will issue to Issuer stockholders cash equal to $3.2 million minus Issuer’s net cash liabilities (as defined) at the time of the closing of the Merger, and further less $150,000 to be deposited to provide the initial funding for Issuer’s stockholders’ representative (the “Closing Payment”). In addition, Issuer stockholders will receive one contingent value right (“CVR”) of each of four series of CVRs, which entitle the holder to receive cash payments upon the occurrence of certain events, generally including sale or license transactions for drug development programs now owned by the Issuer and/or a shortfall in performance of Ligand’s post-Merger funding commitments for such programs.

Item 4.	Purpose of Transaction

This statement is being filed in connection with the Merger Agreement (as defined in Item 6 below) and the Voting Agreements.

Except as set forth in this statement and as expressly contemplated by the Merger Agreement (including the Merger), Ligand does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Following the Merger, the Shares will no longer be traded on NASDAQ, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, Ligand has not acquired and does not beneficially own any Shares. None of the persons named in Schedule A hereto beneficially own any Shares apart from any beneficial interest reported by Ligand hereunder.

As a result of the Voting Agreements, Ligand may be deemed to have the power to vote up to an aggregate of 12,447,859 Shares in favor of approval of the Merger, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Ligand may be deemed to possess shared voting power and to be the beneficial owner of an aggregate of 12,447,859 Shares. Such Shares that may be deemed to be beneficially owned by Ligand constitute approximately 33.2% of the Shares outstanding as of November 9, 2009 (as calculated in accordance with Exchange Act Rule 13d-3).

Schedule B attached hereto contains the names of the stockholders (the “Stockholders”) who are Ligand’s counterparties to the respective Voting Agreements and the number of Shares beneficially held by each such Stockholder.

(c) Except for the Voting Agreements described above, to the knowledge of Ligand, no transactions in the Shares have been effected during the past 60 days by Ligand or any person named in Schedule A.

(d) Ligand does not have, and to the knowledge of Ligand no other person than the respective Stockholders has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 12,447,859 Shares reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 26, 2009, Ligand, the Issuer and Moonstone Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Sub shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of Ligand.

Upon the consummation of the Merger, (i) the Issuer will be acquired by and become a wholly-owned subsidiary of Ligand and (ii) each Share will be converted into the right to receive a pro rata allocation of the Closing Payment, and a pro rata allocation of the CVRs.

The Merger is subject to approval by the Issuer stockholders and other closing conditions.

As an inducement to Ligand and as a condition to Ligand’s entering into the Merger Agreement, each of the Stockholders entered into Voting Agreements with Ligand (the “Voting Agreements”). Pursuant to their terms, the Voting Agreements became effective on October 26, 2009 upon the execution of the Merger Agreement by all parties to the Merger Agreement.

Each Stockholder, in its respective Voting Agreement, agreed, on the terms and subject to the conditions of the Voting Agreement, to: (i) vote all of the Shares owned of record and/or beneficially owned by such Stockholder or over which such Stockholder exercises sole voting power, including any after-acquired shares, (A) in favor of the approval of the Merger and adoption of the Merger Agreement; (B) against any Acquisition Proposal or Superior Proposal (each as defined in the Merger Agreement); and (C) except as otherwise agreed to in writing by Ligand, against any proposal or transaction which would reasonably be expected to prevent or delay the consummation of the Merger or the Merger Agreement; and (ii) not enter into any agreement or understanding with any person or entity the effect of which would be materially inconsistent with or violative of any provision contained in the foregoing clause (i).

Each respective Voting Agreement automatically terminates upon the earliest to occur of the following: (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement; (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof; or (iii) the date and time of any amendment, modification, change or waiver, which waiver is made at the request of, or with the consent of, Ligand, Merger Sub or their respective representatives, to the terms of the Merger Agreement or one or more of the CVR Agreements (as defined in the Merger Agreement) executed after the date thereof that (a) is not consented to in writing by such Stockholder in such Stockholder’s sole discretion and (b)

is or results in (x) any change (adverse-to-such-Stockholder) to the economic terms of the CVRs as set forth in the Merger Agreement and the forms of CVR Agreements attached thereto, as they exist on the date thereof, or (y) any change to the Merger Agreement provisions governing the economic terms of any potential cash payment that may be paid to the Company’s stockholders (including such Stockholder), or (z) any change in the form of consideration payable pursuant to the Merger Agreement or the CVR Agreements as in effect on the date thereof (provided that the addition of consideration in any form, without the reduction or elimination of any part of the full amount of each respective form of consideration as called for in the Merger Agreement or the CVR Agreements as in effect on the date thereof, shall not be considered such a “change in the form of consideration”).

Pursuant to an Irrevocable Proxy (the “Proxy”) delivered by each respective Stockholder in connection with the execution and delivery of such Stockholder’s Voting Agreement, each respective Stockholder appointed John Higgins and Charles Berkman (who are executive officers of Ligand) as such Stockholder’s agents, attorneys-in-fact and proxies, with full power of substitution and resubstitution, to, subject to the terms and conditions of the Proxy, vote in the manner described in clause (i), above, the shares of Common Stock owned of record and/or beneficially owned by such Stockholder. The Proxy automatically terminates upon the termination of the corresponding Voting Agreement.

The foregoing descriptions of the Merger Agreement, the Voting Agreements and the Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 10.1 to Ligand’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2009. A copy of the form of Voting Agreement and form of Proxy, listed as Exhibit 2 hereto, is incorporated by reference to Exhibit 10.6 to Ligand’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2009.

Except for the Merger Agreement, the Voting Agreements and the Proxies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between (i) Ligand and its directors and executive officers, and (ii) any other person.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of October 26, 2009, among Ligand Pharmaceuticals Incorporated, Moonstone Acquisition Inc., and Metabasis Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on October 28, 2009).

Exhibit 2	Form of Voting Agreement and Irrevocable Proxy, dated October 26, 2009, entered into with Ligand Pharmaceuticals Incorporated by each of MPM BioVentures II-QP, L.P., InterWest Partners VII, L.P. and all of Metabasis Therapeutics, Inc’s directors and officers in their capacities as stockholders, and certain affiliates and related parties of such persons (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on October 28, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2009	LIGAND PHARMACEUTICALS INCORPORATED

	By:	/S/ CHARLES S. BERKMAN
Charles S. Berkman, Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF LIGAND PHARMACEUTICALS INCORPORATED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Ligand are set forth below. Each director’s or executive officer’s business address is 10275 Science Center Drive, San Diego, CA 92121. Each occupation set forth opposite an individual’s name refers to Ligand (unless otherwise specified) and each of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation

Jason M. Aryeh	Director; Managing General Partner of JALAA Equities, LP

Steven J. Burakoff	Director; Director of the Tisch Cancer Institute at Mount Sinai Medical Center (New York, New York)

Todd C. Davis	Director; Managing Director of Cowen Healthcare Royalty Partners, LLC

John L. Higgins	President, Chief Executive Officer and Director

David M. Knott	Director; Chief Investment Manager of Knott Partners Management and of Dorset Management

John W. Kozarich	Chairman of the Board of Directors; Chairman and President of ActivX Biosciences, Inc., a subsidiary of KYORIN Pharmaceutical Co., Ltd.

Stephen L. Sabba	Director; Research Analyst and Bio Fund Manager for Knott Partners Management

Charles S. Berkman	Vice President, General Counsel and Secretary

Syed M.I. Kazmi	Vice President, Business Development and Strategic Planning

Martin D. Meglasson	Vice President, Discovery Research

John P. Sharp	Vice President, Finance and Chief Financial Officer

SCHEDULE B

The following information is based upon holdings information set forth by the applicable Stockholders in the Voting Agreements or provided by the Issuer.

Stockholder	Shares Beneficially Owned	Notes
Daniel Burgess	70,000	(1)
Erion Family Trust	517,408
Mark Erion	515,985	(2)
Mark Erion 2002 Grantor Retained Annuity Trust	49,382
Sonja Erion 2002 Grantor Retained Annuity Trust	49,382
Renske Marie Erion 2003 Irrevocable Trust	15,089
Karel Arnt Erion 2003 Irrevocable Trust	15,089
Derek Mark Erion 2003 Irrevocable Trust	15,089
Luke Evnin	70,000	(3)
Hale Family Trust	47,226
David F. Hale	321,316	(4)
Hale Biopharma Ventures LLC	13,111
InterWest Partners VII, L.P.	4,029,455	(5)
InterWest Investors VII, L.P.	192,907	(6)
Laikind Family Trust	707,220
Paul Laikind	471,437	(7)
MPM Asset Management Investors 2000 B LLC	75,722	(8)
MPM Vioventures II, L.P.	362,907	(9)
MPM Bioventures II- QP, L.P.	3,288,803	(10)
MPM Bioventures GmbH&Co Parallel-Beteiligungs KG	1,157,831	(11)
Tran Nguyen	250,000	(12)
Arnold Oronsky	70,000	(13)
William Rohn	62,500	(14)
George Schreiner	40,000	(15)
Elizabeth Stoner	40,000	(16)

(1)	Includes 70,000 Shares issuable upon exercise of outstanding vested options.
(2)	Includes 505,958 Shares issuable upon exercise of outstanding vested options.
(3)	Includes 70,000 Shares issuable upon exercise of outstanding vested options.
(4)	Includes 321,316 Shares issuable upon exercise of outstanding vested options.
(5)	Includes 312,173 Shares issuable upon exercise of outstanding warrants.
(6)	Includes 14,937 Shares issuable upon exercise of outstanding warrants.
(7)	Includes 471,437 Shares issuable upon exercise of outstanding vested options.
(8)	Includes 1,094 Shares issuable upon exercise of outstanding warrants.
(9)	Includes 5,241 Shares issuable upon exercise of outstanding warrants.
(10)	Includes 47,485 Shares issuable upon exercise of outstanding warrants.
(11)	Includes 16,718 Shares issuable upon exercise of outstanding warrants.
(12)	Includes 250,000 Shares issuable upon exercise of outstanding vested options.
(13)	Includes 70,000 Shares issuable upon exercise of outstanding vested options.
(14)	Includes 62,500 Shares issuable upon exercise of outstanding vested options.
(15)	Includes 40,000 Shares issuable upon exercise of outstanding vested options.
(16)	Includes 40,000 Shares issuable upon exercise of outstanding vested options.